EXHIBIT 99.37

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

FORTUNA SILVER MINES INC. ANNOUNCES INCREASE TO BOUGHT DEAL
COMMON SHARE FINANCING

December 1, 2010 Vancouver, British Columbia – Fortuna Silver Mines Inc. (TSX:FVI / Lima Stock Exchange:FVI) (or the “Company”) is pleased to announce that, in connection with its previously announced bought deal offering (the “Offering”) led by Canaccord Genuity Corp. and including CIBC World Markets, BMO Capital Markets and Cormark Securities Inc. (the “Underwriters”), it has increased the Offering from $35,000,000 to $40,000,000.  If the over-allotment option is fully exercised, the gross proceeds from the Offering will be $46,000,000.

Closing of the Offering is anticipated to occur on or before December 23, 2010 and is subject to certain conditions including, but not limited to, the completion of satisfactory due diligence by the Underwriter and the receipt of applicable regulatory approvals including approval of the Toronto Stock Exchange.

The proceeds of the financing will be used to fund ongoing exploration activities at the San Jose Project, development costs of its operations and for general corporate purposes.

The Toronto Stock Exchange has not reviewed and does not take responsibility for the accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S Persons unless registered under the U.S Securities Act and applicable state securities laws or an exemption from such registration is available.

Fortuna Silver Mines Inc. Is a growth-oriented silver producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma Silver mine in southern Peru and the San Jose Silver-Gold Project in Mexico. Fortuna is selectively pursuing additional acquisitions opportunities. For more information, please visit our website at www.fortunasilver.com.

Forward Looking Statements

Certain statements in this presentation constitute forward-looking statements and as such are based on an assumed set of economic conditions and courses of action.  These include the completion of the Offering.  There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Fortuna's mining and mine development activities, risks inherent in mineral exploration, uncertainties inherent in the calculation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labour relations and other risk factors.

ON BEHALF OF THE BOARD

Jorge Ganoza
President, CEO and Director
Fortuna Silver Mines Inc.

Symbol: TSX: FVI / Lima Exchange: FVI

Investor Relations
Lima office: Carlos Baca – Tel: 51.1.616.6060
Vancouver office: Ralph Rushton – Tel: 604.484.4085